ORGANIGRAM

Q1 2024

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated February 13, 2024 (this “MD&A”), should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the three months ended December 31, 2023 (“Q1 Fiscal 2024”) and the audited annual consolidated financial statements for the thirteen months ended September 30, 2023 (the "Annual Financial Statements" together with the Interim Financial Statements, the "Financial Statements"), including the accompanying notes thereto.

In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the Company's Board of Directors approved a change in the Company's fiscal year end from August 31 to September 30. In this MD&A, references to "Fiscal 2023" are to the 13-month period from September 1, 2022 through September 30, 2023. Fiscal 2024 commenced on October 1, 2023 and continues through September 30, 2024. As a result of the change in year end, the financial information presented in this MD&A for the current period is for the three months from October 1, 2023 through December 31, 2023, whereas the comparative period is for the three months from September 1, 2022 through November 30, 2022 ("Q1 Fiscal 2023").

Financial data in this MD&A is based on the Interim Financial Statements of the Company, and has been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

This MD&A contains forward-looking information within the meaning of applicable securities laws, uses of Non-IFRS Measures (as defined herein). Refer to “Cautionary Statement Regarding Forward-Looking Information” and "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

The financial information in this MD&A also contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under International Financial Reporting Standards ("IFRS"), as issued by the IASB, but are used by management to assess the financial and operational performance of the Company. These include, but not limited to, the following:

•Gross margin before fair value adjustments;
•Adjusted gross margin;
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"); and
•Free cash flow ("FCF").

The Company believes that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The Non-IFRS Measures are defined in the sections in which they appear. Adjusted gross margin and Adjusted EBITDA are reconciled to IFRS in the “Financial Results and Review of Operations” section of this MD&A.

As there are no standardized methods of calculating these Non-IFRS Measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

The Company’s wholly-owned subsidiary, Organigram Inc. ("OGI"), is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada.

The Company’s head office is located at 1400-145 King Street West, Toronto, Ontario, M5H 1J8. The Company's registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed by email to investors@organigram.ca.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    1

Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to: statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Moncton Campus (as defined herein), Winnipeg Facility (as defined herein) and Lac-Supérieur Facility (as defined herein) licensing and production capacity and timing thereof;
•Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration and investment transaction with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT");
•Expectations regarding the prospects for the Company’s subsidiary, Organigram Inc., being the resulting entity from the October 2023 amalgamation between Organigram Inc., The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian");
•Expectations regarding the outcome and timing of the Health Canada final redetermination following the Judicial Review (as defined herein) decision in respect of the Company's Edison Jolts product ("Jolts");
•The outcome of the "anti-dumping" investigation in respect of Canadian cannabis exports to Israel (refer to page 13);
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational cannabis products, the relative mix of products within the adult-use recreational category including wholesale and international, the Company’s financial position, future liquidity and other financial results;
•Changes in legislation related to permitted cannabis types, cannabinoid content, forms and potency and legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada, including regulations relating thereto, the timing and the implementation thereof, and our future product forms;
•Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations about the Company's ability to develop current and future vapour hardware, and the Company's ability to enter and expand its share of the vapour market;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights;
•Strategic investments and capital expenditures, and expected related benefits;
•The expectation that the planned technical arrangement between Organigram and Phylos Bioscience Inc. ("Phylos") will permit Organigram to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;
•The expectations regarding the Company's investment in Weekend Holdings Corp ("WHC"), the parent company of Green Tank Technologies Corp. ("Greentank");
•Expectations regarding EU-GMP certification, including timing for scheduling of certification audit, successful completion of the audit and timing for the issuance of the certification assuming successful;
•Expectations regarding the resolution of litigation and other legal proceedings;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those relating to the recreational and/or medical cannabis markets domestically and internationally;
•Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those related to minor cannabinoids and environmental programs;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
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•Fluctuations in the price of Common Shares and the market for Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act 2001 (Canada) and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export licenses from time to time;
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto on the Company's international sales;
•Expectations related to the war between Israel and Hamas and its impact on the supply of product and collection of accounts receivable and the demand of product in Israel;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity, the consummation of the outstanding tranches of the Follow-on BAT Investment (as defined herein), and the Company’s ability to access the public markets from time to time to fund operational activities and growth;
•The Company’s ability to meet the minimum listing requirements for the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Expectations regarding the Company's ability to generate cost savings from operational effectiveness and automation initiatives;
•Expectations regarding capital expenditures and timing thereof; and
•Expectations concerning the Company's performance during its fiscal year ending September 30, 2024 ("Fiscal 2024"), including with respect to revenue, adjusted gross margin, selling, general and administrative expenses ("SG&A"), Adjusted EBITDA and FCF.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of any pandemic or epidemic and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and adult-use recreational cannabis users in Canada and internationally; continuation of shipments to existing and prospective international jurisdictions and customers; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware and to expand into the vapour market; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; expectations related to the war between Israel and Hamas and its impact on the supply of product in the market and the demand for product in Israel as well as the impact of the war on collection of accounts receivable; the outcome of the anti-dumping Investigation (as defined herein); the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risks relating to potential failure of the Company's information technology (IT) system; the timing for the stabilization of the Company's enterprise resource planning ("ERP") system; continuing
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to meet listing standards for the TSX and the NASDAQ; risks relating to the Company's IP; liquidity risk; concentration risk; and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR AT WWW.SEDARPLUS.COM, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others and this data may not be comparable to similar data presented by other Licensed Producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited to, the following:

•Gross margin before fair value adjustments is calculated by subtracting cost of sales, before the effects of unrealized gain on changes in fair value of biological assets, realized fair value on inventories sold and other inventory charges from total net revenue. Gross margin before fair value adjustments percentage is calculated by dividing gross margin before fair value adjustments (defined above) by net revenue.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as they exclude the effects of non-cash fair value adjustments on inventory, biological assets and other charges, which are required by IFRS.
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; (iv) provisions to net realizable value; and (v) Realized fair value on inventories sold from acquisitions. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

•Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates and impairment loss (recovery) from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustments related to inventory and biological assets; government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.
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Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

•FCF is a non-IFRS financial measure that deducts capital expenditures from net cash provided by or used in operating activities. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. FCF is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. FCF is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently.

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BUSINESS OVERVIEW
NATURE AND HISTORY OF THE COMPANY’S BUSINESS
The Company’s wholly-owned subsidiary Organigram Inc. is a LP of cannabis under the Cannabis Act.

The Company is authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis derivative-based products to licensed retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act. The Company is also authorized to distribute cannabis for medical use. It currently distributes its medical products on Avicanna's MyMedi platform to medical patients across Canada.

The Company conducts its operations at its facilities located in Moncton, New Brunswick, Winnipeg, Manitoba and Lac-Supérieur, Québec. The Company has expanded its main facility in Moncton over time to create additional production capabilities by strategically acquiring land and buildings adjacent to the main facility (the “Moncton Campus”), which now has 115 grow rooms available for flowering with an approximate annual capacity of 85,000 kg of flower. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

In March 2021, the Company formed a Product Development Collaboration ("PDC") with BAT, a leading multi-category consumer goods business, and established a "Centre of Excellence" (the "CoE") to focus on the next generation of cannabis products across a range of cannabinoids and product formats. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products. Both companies contributed scientists, researchers, and product developers to the CoE, which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the Product Development Collaboration agreement between the parties dated March 10, 2021, (the "PDC Agreement"), both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE. In November 2023, the Company announced a $124.6 million follow-on strategic equity investment from BT DE Investments Inc., a wholly-owned subsidiary of BAT (the "Follow-on BAT Investment"). The first tranche of the Follow-on BAT Investment closed on January 24, 2024.

In April 2021, the Company expanded its manufacturing and production footprint with the acquisition of EIC, located in Winnipeg, Manitoba (the "Winnipeg Facility"). The Winnipeg Facility holds a research license and standard sale and processing license under the Cannabis Act. The acquisition enabled the Company to penetrate the edibles product category and gain expertise in the confectionary space. By leveraging its consumer product and marketing expertise, as of the end of Q1 Fiscal 2024 Organigram held the #2 share of the gummy category1 after the integration of the Winnipeg Facility.

The Company has additional cannabis production capacity at its facility located in Lac-Supérieur, Québec, acquired in December 2021 (the "Lac-Supérieur Facility"). The Lac-Supérieur Facility has a cultivation focus on artisanal craft flower and on the production of hash, a cannabis derivative. The Lac-Supérieur Facility provides the Company with a foothold in the important Québec market, and adds to the Company's premium product portfolio. The Lac-Supérieur Facility holds a standard processing and cultivation license under the Cannabis Act.

1 As of December 31, 2023 - Multiple sources (Hifyre, Weedcrawler, Provincial Board Data, Internal Modelling)
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STRATEGY
Organigram’s strategy is to leverage its broad brand and product portfolio and culture of innovation to increase market share, drive profitability and grow into an industry leader that delivers long-term shareholder value.

The pillars of the Company’s strategy are:
1.Innovation;
2.Consumer Focus;
3.Efficiency; and
4.Market Expansion.

1. Innovation
Meeting the demands of a fast-growing industry with changing consumer preferences requires the ability to innovate and create breakthrough products that are embraced by the market and establish a long-term competitive advantage.

The Company is committed to maintaining a culture of innovation and has established a track record of introducing differentiated products that are able to quickly capture market share, specifically:

•SHRED: The first milled flower product blended to create curated flavour profiles;
•Edison Jolts: Canada’s first flavoured high-potency lozenge with 100 mg of tetrahydrocannabinol ("THC") per package. See the "October 2023" update in the "Key Developments During the Quarter and Subsequent to December 31, 2023" section of this MD&A. The outcome and timing of the Health Canada redetermination as to proper categorization of the Company's Edison Jolts product as an "extract" or "edible" under the Cannabis Regulations, which has been ordered in response to the Company's application for a Judicial Review (as defined herein), remains uncertain;
•Monjour Wellness gummies: A CBD-focused wellness brand available in a large format and providing multiple flavours in one package;
•SHRED X Rip-Strip hash: Botanical terpene-infused hash with 10 pre-cut strips available in a two gram format is the first of its kind in the Canadian cannabis industry;
•SHRED X Heavies: A line of ultra-high THC infused pre-rolls, infused with both diamonds and distillate. SHRED X Heavies is the first pre-roll offering from Organigram that has a potency of over 40% THC. The infusion of botanical terpenes further enhances the natural terpene profile of the cannabis blends;
•THCV gummies: Launched under Organigram's SHRED and Trailblazer brands, delivering the first whole-flower derived tetrahydrocannabivarin ("THCV") products in the Canadian market. THCV offers consumers a differentiated experience compared to THC, with reports of appetite suppression and a more calm and focused experience; and
•SHRED Dartz and Holy Mountain Holy Smokes tube-style pre-rolls: These pre-rolls deliver a consumer friendly and familiar format in a sleek and low-profile package.

Consistent with its innovation culture, the Company launched the CoE as part of its PDC with BAT, a leading multi-category consumer goods business. The CoE focuses on research and development to develop the next generation of cannabis products, with an initial focus on cannabidiol (CBD) that has since broadened to include other cannabinoids and novel product formats.

2. Consumer Focus
The Company seeks to address the changing needs of the adult cannabis consumer through its broad product portfolio with offerings in the most popular categories and price points. Based on ongoing consumer research, the portfolio is refreshed frequently with different flower strains, new package formats and new product introductions. The Company’s alignment with consumers is evidenced by its #2 market position2 at the end of Q1 Fiscal 2024, and category leadership:
•SHRED products have been introduced in multiple categories with the brand producing ~$196 million approximately in retail sales in the last 12 months2;
•Hash: since acquiring the Lac-Supérieur Facility, the Company has expanded Tremblant Hash distribution nationally and added new SKUs to its hash offering, including the innovative Rip-Strip Hash product. On December 31, 2023, the Company held the #1 market position in the hash category2;
•HOLY MOUNTAIN: offerings in the value sector consisting of unique flower strains, pressed hash, and tube-style pre-rolls;
•Edison Jolts: After being reintroduced to the market in Fiscal Q1 2024, Jolts achieved the #2 position in the capsules and edible extracts category in December, 20232. See the "October 2023" update in the "Key Developments During the Quarter and Subsequent to December 31, 2023" section of this MD&A; and
•SHRED’ems gummies and Monjour soft chews: among the top-selling gummies in Canada. As of the end of Q1 Fiscal 2024, Organigram holds the #2 market position in the gummy category with Monjour being the best-selling CBD-only gummy2.
2 As of December 31, 2023 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
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In addition to third-party and direct consumer research, the Company maintains close contact with consumers through an active social media presence and has established the Cannabis Innovators Panel. This online panel engages with up to 2,500 cannabis consumers across Canada on a regular basis and helps to inform the Company on product development and brand initiatives.

3. Efficiency
From its inception, the Company has remained committed to being an efficient operator.

The Company’s primary growing facility in Moncton, New Brunswick, utilizes three-tier cultivation technology to maximize square footage. The facility has proprietary information technology in place to track all aspects of the cannabis cultivation and harvest process. The Company maintains a continuous improvement program designed to maximize harvest yield while reducing operating costs. This is complemented by the introduction of automation in post-harvest production, including high-speed pouch packing, pre-roll machines and automated excise stamping.

The Winnipeg Facility is highly automated and is able to efficiently handle both small-batch artisanal manufacture of edibles as well as large-scale nutraceutical-grade production. The Winnipeg Facility provides the Company with the ability to produce a wide range of high-quality edible products at attractive price points.

The Lac-Supérieur Facility houses a cultivation and derivatives processing facility. This investment has expanded the Lac-Supérieur Facility to increase cultivation capacity, processing and storage space, and deliver on automation.

Key efficiency milestones achieved in Q1 Fiscal 2024 include:
•Organigram experienced a 53% increase in flower produced containing more than 24% THC;
•First seed-based production room planted to begin transitioning a portion of grow rooms to more cost-effective seed-based production over Fiscal 2024;
•Cantos machine pre-roll production run rate improved by 38% over Q4 Fiscal 2023;
•CME pre-roll packaging machine improved run rate by 100% over Q4 Fiscal 2023;
•SHRED Heavies production rate improved 150% over Q4 Fiscal 2023; and
•Second ultrasonic knife at Lac-Supérieur facility increased Rip-Strip production while reducing labour costs.

4. Market Expansion
The Company is committed to expanding its market presence by adding to its product offerings and enhancing its geographical presence. This strategy is expected to be enabled by strategic merger and acquisition opportunities, and assessment of expansion into international markets.

Examples of market expansion include:
•The strategic acquisitions of (i) EIC which added a purpose-built, highly-automated, 51,000-square-foot cannabis edibles manufacturing facility, and (ii) Laurentian, whose Lac-Supérieur Facility added craft cultivation and hash to Organigram's product portfolio and increased the Company's presence in Québec; and
•Shipments of bulk cannabis to Cannatrek Medical Pty Ltd. ("Cannatrek") and MedCan Australia Pty Ltd. ("MedCan") in Australia. In Fiscal 2023, the Company signed additional supply agreements with Sanity Group GmbH ("Sanity Group") to supply medical cannabis to the German market, and 4C Labs Ltd. ("4C LABS") to supply medical cannabis to the UK market. In January 2024, the Company completed its first shipment to Sanity Group in Germany; and
•The strategic Follow-on BAT Investment and the creation of the "Jupiter" investment pool targeting international investment opportunities.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO DECEMBER 31, 2023

In October 2023, Health Canada issued a preliminary redetermination (the "Redetermination") on the classification of the Company's Edison Jolts products (the "Products"), again classifying them as "edible cannabis" rather than as a cannabis "extract". The Redetermination is a continuation of the judicial review process pursuant to which the Company challenged Health Canada's initial decision of March 2023 that the Products were improperly classified as an extract rather than as edible cannabis under the Cannabis Regulations. On March 31, 2023, the Company filed a notice of application in the Federal Court of Canada (the "Court") for a judicial review (the "Judicial Review") of Health Canada's March 2023 classification decision about the Products (the "Decision"). On August 8, 2023, the Court granted Organigram’s application for Judicial Review, finding that Health Canada had breached its duty of procedural fairness in rendering the Decision. The Court ordered that the Decision be remitted back to Health Canada for redetermination taking the Court’s reasons into consideration. The Company is in dialogue with Health Canada about the Redetermination, which is not yet final. The Company has resumed production of the Products and intends to continue selling them pending a final redetermination by Health Canada. There can be no assurance as to the outcome and timing of Health
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    7

Canada's final redetermination of the matter, or that the Company will be able to continue production and commercialization of the Products in the future.

In October 2023, the Company obtained a receipt for a final short form base shelf prospectus (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada. A corresponding shelf registration statement on Form F-10 (the “Registration Statement”) was filed with the SEC (SEC File No. 333-274686) and was subsequently declared effective by the SEC on November 29, 2023. The Base Shelf Prospectus and corresponding Registration Statement enable Organigram to qualify the distribution of up to $500,000,000 of Common Shares, debt securities, subscription receipts, warrants, and units during the 25-month period that the Base Shelf Prospectus remains effective. The specific terms of any future offering of securities will be disclosed in a prospectus supplement filed with the applicable Canadian regulatory authorities and the SEC. The Base Shelf Prospectus will provide flexibility for financing options to pursue the Company’s objectives.

In October 2023, the Company provided a corporate update highlighting developments in national market share, category leadership, facility improvements, product launches, the strategic investment in Phylos, the PDC with BAT, and its change in fiscal year end. The update included:

•Market share: the Company announced that it achieved the #2 market share position in the prior two months, August and September,3 driven in large part by the success of its growing pre-roll business. Market share strength was also buoyed with strength in gummies, hash, and flower.

•Category leadership: the Company announced that it achieved a category leadership position in two growing categories: hash and gummies. The Company has maintained the #1 market share position in hash since November 2022 driven by innovative product launches on Tremblant, Holy Mountain and SHRED, including yet another first to market innovation, the ultra-convenient and flavourful Rip-Strips. The Company also secured the #1 market share position in gummies in August and September.3

•Facility improvements:

◦Moncton: The Company was designated an Energy Champion by New Brunswick Power ("NB Power") as a result of the reduction in its environmental footprint through the conversion of 17,000 LED fixtures. With this change, Organigram’s energy footprint per room was reduced by 30%. The Company also continues to identify initiatives to reduce its energy usage through a partnership with NB Power in the New Brunswick Strategic Energy Management Program. Further, Organigram commissioned its high-speed pre-roll tube-style machine in June 2023, enabling the Company to enter the growing tube-style pre-roll joint segment with its popular SHRED and Holy Mountain brands. This investment in automated pre-roll technology has helped Organigram secure the #2 position in the category4.

◦Lac Supérieur: Construction at Organigram’s Lac Supérieur craft cultivation facility is now complete with the addition of four new grow rooms and an expanded packaging area. With power at the facility, equipment commissioned, and all growing, harvesting, and drying rooms being completed, Organigram has started growing craft quality, small batch flower out of its signature craft facility. Organigram has also finished the implementation of its new ERP (enterprise resource planning) system at the Lac Supérieur Facility, which is expected to provide the most up to date, accurate and timely data needed to deliver actionable business insights.

•Product launches: Organigram continued its commitment to bringing high-quality cannabis products to the market that meet the evolving needs of our various consumer segments, from the price-conscious, experienced user, to the more wellness-oriented individual looking to fulfill targeted needs through cannabis. The Company outlined the launch of 11 new products designed to meet these consumer needs.

•Phylos: Realizing the benefits from the investment in Phylos continues to be a key focus as Organigram moves towards seed-based production in its Moncton facility. Three seed trials have already been harvested with two more nearing completion. Overall, eight F1 Hybrid cultivars are being tested with the first full-scale commercial harvest planned for March 2024.

•Product Development Collaboration with BAT: Organigram and BAT continue to work together through their PDC on new workstreams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today.
3 As of September 30, 2023 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
4 Hifyre, December 31, 2023
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    8

Organigram is preparing to deliver new products in these spaces and the immediate launch priority includes gummies which will feature a new nano-emulsion technology.

In November 2023, the Company announced the Follow-on BAT Investment, whereby BAT, acting through its wholly owned subsidiary BT DE Investments Inc., agreed to subscribe for a total of 38,679,525 shares at a price of $3.2203 per share, for gross proceeds of $124.6 million across three tranches, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. The majority of the $124.6 million investment will be used by Organigram to create a strategic investment pool, named Jupiter. Jupiter will target investments in emerging cannabis opportunities that will enable Organigram to apply its industry-leading capabilities to new markets. Management has identified that geographic expansion is a strategic priority and this opportunity presents the Company with the capital to lay global foundations as the legal recreational cannabis market continues to see significant growth. Organigram maintains the highest level of regulatory and product stewardship and will continue to monitor the cannabis regulatory environment carefully. As a result, all potential investments will undertake rigorous legal compliance and due diligence processes.

In November 2023, the Company announced that Derrick West informed Organigram that he would transition away from his role as Chief Financial Officer (“CFO”) in order to take time to focus on his health and recovery following surgery. Paolo De Luca, current Chief Strategy Officer, was appointed interim CFO effective November 13, 2023, while the Company completed a search for a new permanent CFO. Paolo previously served as the Company’s CFO between 2017 and 2020.

In November 2023, the Company announced that Phylos achieved the first milestone under the loan agreement entered into in May 2023 (the “Loan Agreement”) and closed the second tranche under the Loan Agreement with Organigram advancing US$2.75 million to Phylos. This second tranche followed the initial tranche of US$3.25 million advanced in May 2023 for a total of US$6 million in senior secured convertible loans (“Secured Convertible Loan”) currently outstanding. Organigram’s ongoing trials using Phylos technology have resulted in highly-uniform, predictable, and fast-growing seedlings. In Q1 Fiscal 2024, the Company completed sowing its first seed-based production grow room.

In December 2023, the Company announced that Greg Guyatt has been appointed as new CFO and would join the Company effective January 8, 2024. Greg is a seasoned financial executive with over 25 years of public and private equity backed company experience.

In January 2024, the Company's shareholders approved the Follow-on BAT Investment at the Company's annual and special meeting.

In January 2024, the Company announced the appointment of Karina Gehring to its Board of Directors. Karina is one of two directors (including Simon Ashton) designated by BAT, as nominees to the Company’s Board of Directors. Bringing over 25 years of experience in marketing and trade at BAT, Mrs. Gehring is a seasoned executive proficient in commercial delivery, brand management, strategy, consumer insights and key account management.

In January 2024, the Company announced the closing of the first of three tranches of the previously announced $124.6 million Follow-on BAT Investment. Pursuant to the first tranche closing, BAT acquired 12,893,175 Common Shares at a price of $3.2203 per share for gross proceeds of $41,519,891. The remaining 25,786,350 Common Shares subscribed for are expected to be in two further equal tranches on or around August 30, 2024 and February 28, 2025, subject to certain conditions. To the extent that BAT would otherwise acquire in excess of 30.0% of the outstanding Common Shares, it will be issued non-voting Class A convertible referred shares ("Preferred Shares). The Preferred Shares will be eligible for conversion into voting Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. Each Preferred Share shall be economically equivalent to a Common Share and will be convertible into Common Shares without payment of any additional consideration. The conversion ratio shall initially be one-for-one, and post-issuance shall increase at a rate of 7.5% per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in Organigram (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. BAT shall be periodically required to convert Preferred Shares to the extent that it holds less than 30% of the Common Shares outstanding. In connection with the closing of the first tranche, Organigram and BAT entered into an amended and restated investor rights agreement, pursuant to which BAT is eligible to appoint up to 30% of the Board of Directors.

In January 2024, the Company announced that it has sent its first shipment of bulk dried flower to the medical division of Sanity Group. The inaugural shipment contains the Company's Super G Citra strain, a sativa-dominant hybrid delightful blend of aromas and flavours including gas, lemon, herbal and pine.

OPERATIONS AND PRODUCTION
Moncton Cultivation Campus
At the Moncton Campus, the Company continues to make progress on its ongoing improvement program. This includes implementation of various new initiatives which have resulted in an increase in average THC potency. The Company has also
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    9

identified additional changes to its growing and harvesting methodologies that should assist the operating conditions of the Moncton Campus, resulting in higher quality flower and a reduction in production costs. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

In Fiscal 2023, the Company continued to invest in driving operational efficiencies through automation and internalizing certain post-harvest processes including commissioning a new automated packaging line for SHRED milled products, internalizing THC testing, internalizing remediation, and commissioning new drying machines. These initiatives reduced headcount and significantly reduced costs while increasing time savings. The Company had realized a portion of these savings beginning in the second quarter of Fiscal 2023. Further, Organigram anticipates realizing approximately $10 million in annual savings from these initiatives in Fiscal 2024. In Q1 Fiscal 2024, the Company realized approximately $2.1 million in savings related to the aforementioned initiatives.

The Company harvested 19,860 kg of dried flower during Q1 Fiscal 2024 compared to 22,296 kg of dried flower in Q1 Fiscal 2023. The decrease of (2,350) kg (11%) from the comparative period was primarily due to changes in cultivar mix to address changing consumer preferences.

Moncton Derivatives Facility
Contained in the 56,000 square foot expansion referred to as Phase 5 of the Moncton Campus is the Company's derivatives facility ("Phase 5"). Phase 5 includes Supercritical CO2, dry sift and cold water extraction laboratories, as well as in-house formulation and finishing of ingestibles, extracts, vape oils and concentrates, in addition to high speed cart filling, bottling and automated packaging.

Winnipeg Facility
The Company has a purpose-built, highly automated, 51,000 square-foot manufacturing facility in Winnipeg, Manitoba. The Winnipeg Facility has been designed to handle both smaller-batch artisanal manufacturing as well as large-scale nutraceutical-grade high-efficiency manufacturing, and to produce highly customizable, precise, and scalable cannabis-infused products in various formats and dosages including pectin, gelatin, sugar-free soft chews (gummies) and lozenges with novel capabilities such as infusions, striping and the possibility of using fruit purees. Automation and efficiency investments in the Winnipeg Facility have resulted in an increase in production. The Winnipeg Facility is capable of producing over 4 million gummies on a monthly basis.

Lac-Supérieur Concentrates and Craft Flower Facility
The Lac-Supérieur Facility had 6,800 square feet of cultivation area, which was expanded to 33,000 square feet in the fourth quarter of Fiscal 2023. The Lac-Supérieur Facility in Quebec is equipped to produce 2,400 kilograms of flower and over 2 million packaged units of hash annually. The production of SHRED X Rip Strip Hash started in February 2023 using proprietary technology with a capacity of 150 units per minute. Organigram has begun growing craft quality, small batch flower and completed its first craft harvest in December 2023.

CANADIAN ADULT-USE RECREATIONAL CANNABIS MARKET
Organigram continues to increase its focus on generating meaningful consumer insights and applying these insights to the ongoing optimization of its brand and product portfolio with the goal of ensuring that they are geared towards meeting consumer preferences. The Company has aggressively and successfully revitalized its product portfolio to meet rapidly evolving consumer preferences and through its increased focus on insights, has continued its expansion of brands and products aimed at driving continued momentum in the marketplace.

DRIED FLOWER AND PRE-ROLLS
Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian adult-use recreational cannabis market5 and the Company believes that these categories will continue to dominate based on the market data from mature legal markets in certain U.S. states as well as regulatory restrictions on other form factors (e.g. the 10 mg per package THC limit in the edibles category). While the Company expects consumer preferences will slowly evolve away from THC content and price being the key purchase drivers, today they appear to be the most important attributes to consumers for flower products. Over time, the Company expects that genetic diversity and other quality related attributes such as terpene profile, bud density, the presence of minor cannabinoids, and aroma, will become increasingly important to consumers. While the Company’s efforts are focused on delivering on consumer expectations today, it is concurrently planning for the eventual evolution towards a more nuanced approach to cannabis appreciation through its ongoing work in genetic breeding, pheno-hunting, and transitioning a portion of production to seed-based cultivation, with the goal of offering a unique, consistent, and relevant assortment to consumers. Additionally, the strategic acquisition of Laurentian in December 2021 allows the Company the opportunity to participate in the growing craft cannabis segment, through its craft facility located in the province of Québec.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    10

The Company's portfolio of brands continues to show strong momentum within the flower segment in Canada and as of December 31, 2023, Organigram holds the #3 share in the flower category5. The growth and significant contribution of dried flower value segment brands, however, have contributed to overall margin pressure for Organigram and many of its peers over the last number of quarters. To counteract this phenomenon, Organigram has revitalized its Trailblazer brand and is adding craft flower to its Laurentian brand, supplied by its Lac-Supérieur Facility. To address the growing demand for strain differentiation in the value segment, the Company expanded the strains available in its Big Bag O' Buds and Holy Mountain brands.

CANNABIS DERIVATIVES
While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to increase in market share over the next several years at the expense of dried flower.

Organigram is committed to these growing categories. The strategic acquisition of the Winnipeg Facility has enabled the Company to produce high quality, ingestible products such as soft chews (gummies) and lozenges, at scale, positioning the Company to effectively compete in this segment. The acquisition of the Lac-Supérieur Facility provided the Company with the ability to produce high-quality products in the growing hash segment. Since the Laurentian acquisition, the Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. In Fiscal 2023, the Company expanded its hash offering through its Holy Mountain and Wola brands and introduced the innovative product, Rip-Strip Hash under the SHRED X brand. As of December 31, 2023, Organigram continues to hold #1 market share in the hash category6.

In Q1 Fiscal 2024, Organigram achieved the number #2 position in the gummy category between its SHRED'ems and Monjour brands5. The Company currently has 13 SKUs in market under its SHRED'ems brand. In August 2023, the Company launched an additional flavour containing THCV.

Monjour, Organigram's wellness brand, currently has eight pure CBD SKUs in market. The large format and assorted flavours proved to be disruptive to the sector and in Q1 Fiscal 2024, Monjour's Berry Good Day CBD gummy was in the top five of gummies sold in Canada and the leading pure CBD-infused gummy. As of December 31, 2023, Organigram held over 60% market share in pure CBD gummies6. The Monjour product line has been further expanded with gummies that contain minor cannabinoids in addition to CBD. The CBN Bedtime Blueberry Lemon gummies combine the cannabinoid cannabidiol ("CBN") with CBD and THC, and the Twilight Tranquility gummies combine CBD, CBN and the cannabinoid cannabigerol ("CBG").

Edison Jolts high potency THC lozenges that were developed using proprietary IP that has been patented, combine the benefits of sublingual oil with the convenience and portability of soft gels. Jolts held the #2 position in net sales in the capsules and edible extracts category in December, 20236. See the "October 2023" update in the "Key Developments During the Quarter and Subsequent to December 31, 2023" section of this MD&A.

Organigram continues to focus on building market share within the vape category through unique formulations, premium hardware, and high-quality inputs. The Company currently has seven SKUs under the SHRED brand in the popular 510 cartridge format, two under Holy Mountain, one under the Edison brand. In March 2023, Organigram announced a product purchase agreement with Greentank that it expects will accelerate its performance in the vape category. The agreement provides the Company with an exclusivity period in Canada for new technology incorporated into vape cartridges, including the development of a custom all-in-one device that will be proprietary to Organigram.

RESEARCH AND PRODUCT DEVELOPMENT
The Company’s management believes the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental research and development is necessary to establish a long-term competitive advantage in the industry. Research and development and innovation remain a hallmark of Organigram's strategy. The Company has made several investments in the past and anticipates it will continue and strengthen the Company's focus in this area. These efforts are expected to allow Organigram to continue to position itself to be at the forefront of launching new, innovative, differentiated products and formulations that appeal to adult consumers.

BAT Product Development Collaboration and Centre of Excellence
The Company announced the successful launch of the CoE pursuant to the PDC Agreement with BAT in the fiscal year 2021. The CoE was established to focus on research and product development activities for the next generation of cannabis products, as well as fundamental cannabinoid science.

5 As of December 31, 2023 - Multiple sources (Hifyre, Weedcrawler, Provincial Board Data, Internal Modelling)
6 As of December 31, 2023 - Multiple sources (Hifyre, Weedcrawler, Provincial Board Data, Internal Modelling)
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    11

Under the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created. Costs relating to the CoE are being funded equally by Organigram and BAT. Approximately $31 million of BAT’s initial investment in Organigram has been reserved for Organigram’s portion of its funding obligations.

The CoE development and scientific process is supporting discovery and development efforts on novel vapour ingredients and substrates, and will guide the optimization of the existing traditional extract and distillate ingredients. Extensive evaluation of novel vape formulation aerosols versus existing inhalation products in the category has been completed. The supporting scientific data also provides an industry leading vapour data set that will serve as part of a foundation for future development activities, including consumer safety, product quality and performance. The CoE's state-of-the-art biological experiment laboratory ("BioLab") has been operational since June 2022. It is expected that the work being undertaken, including development of genetic toolboxes for research of key cannabis traits, will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing own plant portfolio and long-term growing strategies.

With all of the state of the art facilities complete, both the PDC and the Organigram commercial business are seeing significant benefits both from a scientific development standpoint and in terms of revenue driving commercial capability. The in-house extraction laboratory capabilities have resulted in imminent commercialization of high potency THCV extract derived from exclusive whole plant THCV flower, followed by THCV isolate.

Via the R&D lab and the GPP (Good Production Practices, as prescribed by Part 5 of the Cannabis regulations) pilot scale production, Organigram has been able to test and learn about the inclusion of several minor cannabinoids, which has allowed it to expand into more complex minor cannabinoid stacks across several brand portfolios in the Company's high speed, high throughput Winnipeg Facility. The focus in all facilities has been rapid transfer from R&D to commercial process to allow Organigram to fine tune manufacturing operations in real time.

The PDC is in late stage development of a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions which are planned to be used alone, and in combination across the Organigram portfolio of products.

The broad focus has been the development of improved cannabinoid delivery, rapid and predictable onset and products that target and satisfy a range of mood states. For improved ingestible innovations, Organigram is currently conducting pharmacokinetic studies after completing initial research and development, so that the Company can quantify and substantiate the benefit of these innovations in a clinical setting. Moving to clinical studies has been a key and significant milestone in the development journey, and is expected by management to provide a broad and robust dataset validating our development so far, allowing Organigram to complete a number of work streams.

Organigram is aiming to pilot nano-emulsification technology beginning with gummies and will be leading with an easy to understand and consumer relevant functional claim relating to onset that the Company believes will provide a significant consumer benefit. The manufacturing trials of this nano-emulsion-based gummy are already complete at the Winnipeg Facility as Organigram is now moving to large-scale trials to allow for appropriate stability and validation prior to test launch.

The BioLab is continuing the development of genetic toolboxes for research of key cannabis traits, which will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing plant portfolio and long-term growing strategies. Immediate discovery has yielded early stage gender typing capability and the Company is moving towards identification of disease markers in the cannabis plant with the goal of helping accelerate rapid screening programs and continue optimizing the quality and viability of Organigram flower.

Plant Science, Breeding and Genomics Research and Development in Moncton
Organigram’s cultivation program, a key strategic advantage for the Company, has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20 to 30 unique cultivars every two months while freeing up rooms for commercial grow operations. The plant science team continues to move the garden towards unique, high terpene and high THC, in-house grown cultivars, while also leveraging the BioLab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline. This activity is supported further by the wide-ranging technical collaboration being undertaken as part of Organigram's strategic investment in Phylos in Q3 Fiscal 2023.

OUTLOOK
The Company's outlook remains positive on the cannabis market both in Canada and internationally. Canada-wide recreational retail sales are expected to total $7.18 billion in the 2027 calendar year7.

7 BDSA Canada Market Forecast, September 2023
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    12

The cannabis industry in Canada is highly competitive and has been oversupplied versus the current market demand considering both regulated LPs and the still largely unfettered operations of the illicit market including many online delivery platforms. Consumer trends and preferences continue to evolve, including strong demand in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and novel ready to consume products. Organigram continues to revitalize its product portfolio to address these changing consumer trends and preferences with the view of growing sales and capturing market share. The Company has also seen supply and demand dynamics brought into a more equilibrated state as many LPs have shuttered surplus cultivation capacity, including as a direct result of M&A and liquidation activities.

Against the backdrop of strong industry growth, Organigram has identified a trend of inflated THC potency values being labeled on flower products. As Health Canada regulations limit consumers' ability to obtain fulsome information about various product attributes from LPs, they are most often making purchase decisions based on price and potency alone. Organigram's research indicates that 67% of consumers trust the potency listed on their cannabis label. It is Organigram's view that labelled potency should come from representative samples tested at regulated laboratories.

In November 2023, the Ontario Cannabis Store ("OCS") announced that it would begin secondary testing of what it deems to be high-THC flower products to verify the accuracy of potency claims on labels. Products whose potencies fall outside an acceptable range of variance will not be released for sale. This initiative by OCS, the largest provincial government purchaser of cannabis in Canada, signals the seriousness of inflated THC potency, and affirms the Company's stance on the issue.

Opportunities to scale up new genetics require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before full roll-out to multiple rooms in the facility. Organigram’s commitment to invest in new genetics continues, and the Company expects to launch new high THC and high terpene genetics in the near term.

In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from the production of gummies with the specialized equipment at the Winnipeg Facility, with the inclusion of novel minor cannabinoids like THCV.

The Company expects to continue its trend of increasing margins and positive Adjusted EBITDA8. However, the margin rate is impacted by many factors including: the cost of production; flower yields; domestic versus international sales; and product mix by categories and brand. The margin rate is also impacted by the overall sales and production levels, as during periods of lower sales and/or production, the fixed operational costs will negatively impact the margin rate for all product categories.

Organigram has identified the following sales mix opportunities which it believes have the potential to improve adjusted gross margins over time:
•Increased sales from the Company's higher-margin ready-to-consume products, such as tube-style and infused pre-rolls, and Greentank-enabled vapes;
•The larger volume of higher margin sales expected from craft flower produced at the Company's Lac-Supérieur Facility; and
•Continued focus on increasing market share in Western Canada to optimize the Company's provincial mix.

Outside of Canada, the Company serves international markets from Canada via exports and seeks to augment sales channels internationally over time in other markets. On January 31, 2024, Organigram announced the completion of its first flower shipment to Germany. The Company continues to monitor regulatory developments in other jurisdictions.

Organigram submitted its EU GMP certification application in Q1 Fiscal 2024 and expects to enter into an audit phase in Fiscal 2024.

Future international shipments are also contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the purchaser's regulatory authority, including obtaining an import permit.

The Company's lower Q1 Fiscal 2024 international sales did impact margins, but Organigram anticipates higher sales for its products on the international stage in the remainder of Fiscal 2024.

In January 2024, the Israeli government issued a notification naming Canadian cannabis companies, including Organigram, indicating the launch of an "anti-dumping" investigation in respect of Canadian cannabis exports to Israel (the "Anti-Dumping Investigation"). The Company was named in the investigation and is considering its options for participating in the investigation, which is voluntary. A finding of "dumping" under international trade law could result in the imposition of a dumping duty on Israeli
8 Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    13

importers of Canadian cannabis exports by companies whose pricing practices are determined to violate anti-dumping laws. See "Risk Factors" in this MD&A.

International expansion initiatives are expected to be supported in Fiscal 2024 and beyond by the follow-on BAT investment. Approximately $83 million of the BAT investment is earmarked toward "Jupiter", a strategic investment pool targeting international growth opportunities, which positions the Company to expand into the U.S. and further international markets at the appropriate time and subject to applicable laws. The Company continues to monitor international opportunities.

Without limiting the generality of risk factors disclosed in the “Risk Factors” section of this MD&A and in the "Risk Factors" section of the Company's current AIF, the expectations concerning revenue, adjusted gross margin9 and SG&A (comprised of general and administrative and selling and marketing expense) are based on the following general assumptions: consistency of revenue experience with indications of performance to date, consistency of ordering and return patterns or other factors with prior periods, and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See "Cautionary Statement Regarding Forward-Looking Information".

9Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    14

FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain Non-IFRS Measures such as Adjusted EBITDA and adjusted gross margin in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the “Introduction” section at the beginning of this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the period-over-period analysis of the changes that occurred between the three months ended December 31, 2023 and November 30, 2022. Commentary is provided in the pages that follow.

	Q1-2024	Q1-2023	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$56,270	$60,882	$(4,612)	(8)%
Net revenue	$36,455	$43,321	$(6,866)	(16)%
Cost of sales	$26,944	$31,621	$(4,677)	(15)%
Gross margin before fair value adjustments	$9,511	$11,700	$(2,189)	(19)%
Gross margin % before fair value adjustments	26%	27%		(1)%
Realized fair value on inventories sold and other inventory charges	$(11,923)	$(12,528)	$(605)	(5)%
Unrealized gain on changes in fair value of biological assets	$9,112	$24,714	$(15,602)	(63)%
Gross margin	$6,700	$23,886	$(17,186)	(72)%
Operating expenses	$22,629	$19,828	$2,801	14%
(Loss) income from operations	$(15,929)	$4,058	$19,987	nm
Other income	$(179)	$(1,039)	$(860)	(83)%
Income tax expense	$—	$(232)	$232	(100)%
Net (Loss) Income	$(15,750)	$5,329	$21,079	nm
Net (Loss) Income per common share, basic [10]	$(0.194)	$0.068	$0.262	nm
Net (Loss) Income per common share, diluted[10]	$(0.194)	$0.068	$0.262	nm

Net cash provided by operating activities	$7,687	$3,465	$4,222	122%

Adjusted Gross Margin(1)	$11,196	$12,829	$(1,633)	(13)%
Adjusted Gross Margin %(1)	31%	30%		1%
Adjusted EBITDA(1)	$136	$5,577	$(5,441)	(98)%

Financial Position
Working capital	$122,823	$172,920	$(50,097)	(29)%
Inventory and biological assets	$81,234	$87,210	$(5,976)	(7)%
Total assets	$299,014	$573,227	$(274,213)	(48)%
Non-current financial liabilities(2)	$3,417	$4,379	$(962)	(22)%
Note 1:    Non-IFRS Measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note 2: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
Net revenue for the Company is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the adult-use recreational cannabis, medical cannabis, wholesale, and international cannabis marketplaces.

For the three months ended December 31, 2023, the Company recorded an decrease of 16% in net revenues to $36,455 from $43,321 for the three months ended November 30, 2022. Net revenue decreased on a period-over-period basis primarily due to decrease in international revenue and medical sales of $4,841 and $1,041, respectively.

For the three months ended December 31, 2023, the net average net selling price ("ASP") of recreational flower decreased to $1.56 per gram compared to $1.82 per gram for the three months ended November 30, 2022. The ASP of recreational flower in
10 The Company implemented a consolidation of its common shares in July 2023 and and as a result, basic and diluted net (loss) income have been retrospectively adjusted.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    15

Q1 Fiscal 2024 as compared to Q1 Fiscal 2023 declined, as both the Company and the Canadian cannabis industry continued to experience general price compression in the adult-use recreational markets as the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied.

Sales volumes of all flower in grams decreased 8% to 14,894 kg for the three months ended December 31, 2023 compared to 16,148 kg in the comparative period, primarily due to a decrease in international sales.

REVENUE COMPOSITION
The Company’s net revenue composition by product category was as follows for the three months ended December 31, 2023 and November 30, 2022:

	Q1 Fiscal 2024	Q1 Fiscal 2023
Recreational Flower, net of excise duty	20,355	25,353
Recreational Vapes, net of excise duty	834	875
Recreational Hash, net of excise duty	2,735	2,165
Recreational Infused Pre-rolls, net of excise duty	2,838	365
Recreational Edibles, net of excise duty	5,085	4,821
Recreational Ingestible Extracts and Oil, net of excise duty	2,578	2,280
Medical, net of excise duty	445	1,486
International Flower and Oil	1,028	5,869
Wholesale and Other	557	107
Total Net Revenue	$36,455	$43,321

COST OF SALES AND GROSS MARGIN
The gross margin for the three months ended December 31, 2023 was $6,700 compared to $23,886 for the three months ended November 30, 2022. The changes and significant items impacting the three months ended December 31, 2023 were primarily as a result of: (i) lower unrealized gains on changes in the fair value of biological assets; (ii) lower sales including decreased international and medical sales and (iii) lower net ASP from increased competition and the ongoing evolution of the customer and product mix.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. Unrealized gain on changes in the fair value of biological assets for the three months ended December 31, 2023 was $9,112 as compared to $24,714 in the comparative period. The decrease in fair value adjustments on a period-over-period basis is mainly due to the expanded cultivation capacity that was brought online in Fiscal Q1 2023 after the Phase 4C expansion was completed, which resulted in a larger fair value gain on biological assets in the comparative period. Additionally, the Company revised the average selling price per gram assumption used to calculate the fair value of biological assets to incorporate the different grades of flower that are harvested from its biological assets.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, chocolates, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer; and
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories, provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead

ADJUSTED GROSS MARGIN

Adjusted gross margin is a Non-IFRS Measure that the Company defines as net revenue less: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; (iv) provisions to net realizable value; and (v) realized fair value on inventories sold from acquisitions. Management believes that this measure provides useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    16

Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23[11]	Q1-F24
Net revenue	$31,836	$38,115	$45,480	$43,321	$39,493	$32,785	$46,040	$36,455
Cost of sales before adjustments	23,581	28,817	35,118	30,492	26,121	26,711	38,101	25,259
Adjusted Gross margin	8,255	9,298	10,362	12,829	13,372	6,074	7,939	11,196
Adjusted Gross margin %	26%	24%	23%	30%	34%	19%	17%	31%
Less:
Provisions (recoveries) and impairment of inventories and biological assets	686	(83)	1,600	1,067	1,256	2,823	532	1,672
Provisions to net realizable value	25	6	—	62	2,265	2,755	4,252	13
Realized fair value on inventories sold from acquisitions	663	700	—	—	—	—	—	—
Gross margin before fair value adjustments	$6,881	$8,675	$8,762	$11,700	$9,851	$496	$3,155	$9,511
Gross margin % (before fair value adjustments)	22%	23%	19%	27%	25%	2%	7%	26%
Add: Realized fair value on inventories sold and other inventory charges	$(5,314)	$(7,386)	$(10,191)	$(12,528)	$(14,170)	$(13,588)	$(15,901)	$(11,923)
Unrealized gain on changes in fair value of biological assets	$7,502	$6,353	$15,677	$24,714	$14,121	$8,395	$21,751	$9,112
Gross margin(1)	$9,069	$7,642	$14,248	$23,886	$9,802	$(4,697)	$9,005	$6,700
Gross margin %(1)	28%	20%	31%	55%	25%	(14)%	20%	18%
Note 1:    Gross margin reflects the IFRS measure per the Company’s Financial Statements.

The adjusted gross margin and gross margin before fair value adjustments have generally improved since Q2 Fiscal 2022, with the exception of Q3 Fiscal 2023 and Q4 Fiscal 2023. Lower net flower sales, lower international sales, and lost sales attributable to Edison Jolts had the largest margin impacts in Q3 Fiscal 2023 and Q4 Fiscal 2023. During Q1 2024, the adjusted gross margin and gross margin before fair value adjustments has improved when compared to Q3 Fiscal 2023 and Q4 Fiscal 2023. The increase to margin has been due to a variety of factors, including lower cultivation and post-harvest costs, lower inventory provisions, and resumed sales of the Company's Edison Jolts product.

OPERATING EXPENSES

	Q1-2024	Q1-2023	CHANGE	% CHANGE

General and administrative	$11,867	$11,211	$656	6%
Sales and marketing	4,595	4,491	104	2%
Research and development	4,467	2,383	2,084	87%
Share-based compensation	1,700	1,743	(43)	(2)%
Total operating expenses	$22,629	$19,828	$2,801	14%

GENERAL AND ADMINISTRATIVE
For the three months ended December 31, 2023, the Company incurred general and administrative expenses of $11,867 compared to $11,211 for the three months ended November 30, 2022. The increase in expenses mainly relates to foreign exchange losses on foreign-currency denominated receivables, as the Canadian dollar weakened during Q1 Fiscal 2023 and strengthened in Q1 Fiscal 2024, and higher professional fees primarily related to Project Jupiter. These items were partially offset by lower depreciation resulting from impairment charges recorded in Fiscal Year 2023.

SALES AND MARKETING
For the three months ended December 31, 2023, the Company incurred sales and marketing expenses of $4,595 or 13% of net revenues as compared to $4,491 or 10% of net revenues for the three months ended November 30, 2022. The expenses as percentage of net revenue increased in the current period mainly due to the decrease in net revenue.

RESEARCH AND DEVELOPMENT
Research and development costs of $4,467 increased from the comparative period cost of $2,383, as the Company significantly ramped up activity under the PDC Agreement and other internal product innovation projects, including the completion of a pharmacokinetics (pk) study on the development of a nano-emulsion technology expected to be incorporated into the Company's ingestible product portfolios.

11 Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    17

SHARE-BASED COMPENSATION
For the three months ended December 31, 2023, the Company recognized $1,700 of share-based compensation expense in relation to selling, marketing, general and administrative, and research and development employees, compared to $1,743 for the three months ended November 30, 2022.

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, and amounts expensed, for the three months ended December 31, 2023 were $2,007, compared to $1,852 for the comparable period. The increase in expense is mainly due to a greater number of equity settled awards issued during the current period, a portion of which vested immediately.

For the three months ended December 31, 2023, Nil options were granted, valued at Nil, compared to 276,000 options granted in the prior year comparative period, valued at $996. During the three months ended December 31, 2023, were Nil options granted to key management personnel, compared to 200,000 options granted for the three months ended November 30, 2022.

During the three months ended December 31, 2023, 2,194,845 restricted share units (“RSUs”) were granted to employees (November 30, 2022 – 371,310), of which 1,307,654 RSUs were issued to key management personnel, which includes members of the Board of Directors, compared to 285,191 issued for the three months ended November 30, 2022.

During the three months ended December 31, 2023, 911,213 performance share units (“PSUs”) were granted to employees (November 30, 2022 – 211,539), of which 661,932 PSUs were issued to key management personnel, compared to 136,920 issued for the three months ended November 30, 2022.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for RSUs. The fair value of PSUs was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

OTHER (INCOME) EXPENSES

	Q1-2024	Q1-2023	CHANGE	% CHANGE

Financing costs	$48	$41	$7	17%
Investment income	(570)	(856)	(286)	(33)%
Share of loss from investments in associates, net	155	406	(251)	(62)%
Loss on disposal of property, plant and equipment	—	382	(382)	(100)%
Change in fair value of contingent consideration	(50)	18	68	nm
Change in fair value of derivative liabilities and other financial assets	456	(1,030)	(1,486)	nm
Other gains	(218)	—	218	100%
Total other (income)/expenses	$(179)	$(1,039)	$860	(83)%

INVESTMENT INCOME
Investment income of $570 was earned for the three months ended December 31, 2023, compared to $856 for the three months ended November 30, 2022. The change in investment income was primarily due to lower cash balance in the current period as compared to the three months ended November 30, 2022.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION
During the three months ended December 31, 2023, the Company’s share of loss from investments in associates was $155, compared to a loss of $406 in the three months ended November 30, 2022.

In connection with the Company's acquisitions of EIC and Laurentian, the Company had commitments to deliver additional consideration should EIC and Laurentian achieve their milestones. There was a $50 change in the estimated fair value of the Laurentian contingent liability for the three months ended December 31, 2023, compared to $18 in the prior year comparative period.

DERIVATIVE LIABILITIES
During the three months ended December 31, 2023, the Company recorded a change in estimated fair value of derivative liabilities of $176 and $384 for Top-up-Rights and Secured Convertible Loan, respectively. In connection with the advance of the second tranche of the Secured Convertible Loan, the Company engaged an external firm to value the second tranche. The derivative liabilities for the second and third tranche were adjusted to reflect the external valuation. The comparative period change in estimated fair value of derivative liabilities of $1,030 was primarily related to derivative warrant liabilities. The warrants expired on November 12, 2023, and the Company recorded a change in estimated fair value of derivative warrant liabilities of Nil during the three months ended December 31, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    18

OTHER
Other gains includes investments tax credits which were received during the three months ended December 31, 2023 for the pre-acquisition period of EIC. This amount has been irrevocably disclaimed by the former shareholders of the EIC and therefore the Company recognized it as other gains in the current period.

NET (LOSS) INCOME
Net loss for the three months ended December 31, 2023 was $(15,750) or $(0.194) per Common Share (basic and diluted), compared to net income of $5,329 or $0.068 per Common Share (basic and diluted) for the three months ended November 30, 2022. The increase in net loss from the comparative period is primarily due to lower gross margin and higher operating expenses and lower gain on the change in fair value of derivative liabilities.

SUMMARY OF QUARTERLY RESULTS

	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23[12]	Q1-F24
Financial Results
Adult-use recreational cannabis revenue (net of excise)	$24,887	$34,521	$37,521	$35,859	$27,415	$29,202	$44,596	$34,425
Medical revenue (net of excise)	$1,920	$1,793	$1,688	$1,486	$769	$545	$707	$445
International, wholesale and other revenue	$5,029	$1,801	$6,271	$5,976	$11,309	$3,038	$737	$1,585
Net revenue	$31,836	$38,115	$45,480	$43,321	$39,493	$32,785	$46,040	$36,455
Net (loss) income	$(4,047)	$(2,787)	$(6,144)	$5,329	$(7,488)	$(213,451)	$(32,991)	$(15,750)
Net (loss) income per common share, basic[13]	$(0.052)	$(0.036)	$(0.080)	$0.068	$(0.096)	$(2.708)	$(0.420)	$(0.194)
Net (loss) income per common share, diluted[13]	$(0.052)	$(0.036)	$(0.080)	$0.068	$(0.096)	$(2.708)	$(0.420)	$(0.194)
Operational Results
Dried flower yield per plant (grams)	122	132	141	168	156	144	163	164
Harvest (kg) - dried flower	10,037	13,141	16,101	22,296	20,624	18,604	28,071	19,946
Employee headcount (#)	841	865	887	921	939	923	935	984

In Fiscal Q1-Q2 2023, continued growth in net revenues, lower cost of production (on a per unit basis) and lower asset impairment charges, resulted in net income or lesser net loss as compared to net losses recognized during Fiscal 2022 and Fiscal 2021. In Q3-Q4 Fiscal 2023, the Company recorded a higher net loss than historical periods primarily due to impairment charges and lower net flower revenue. In Q1 2024, the Company recorded a higher net loss primarily due to lower gross margin, higher operating expenses and lower gain on the change in fair value of derivative liabilities.

Adjusted EBITDA
Adjusted EBITDA is a Non-IFRS Measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates and impairment loss (recovery) from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustments related to inventory and biological assets; Government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

During Fiscal 2022, management changed the calculation of Adjusted EBITDA to include ERP implementation costs, transaction costs and the fair value component of inventories sold from acquisitions.

12 Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023.
13 The Company implemented a consolidation of its common shares in July 2023 and and as a result, basic and diluted net (loss) income have been retrospectively adjusted.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    19

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23[14]	Q1-F24
Net (loss) income as reported	$(4,047)	$(2,787)	$(6,144)	$5,329	$(7,488)	$(213,451)	$(32,991)	$(15,750)
Add/(Deduct):
Financing costs, net of investment income	(217)	(234)	(364)	(815)	(1,051)	(903)	(923)	(522)
Income tax (recovery) expense	(97)	308	(299)	(232)	1	(1,302)	(2,279)	—
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	11,024	6,515	7,570	7,183	6,867	6,975	5,581	2,837
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	—	—	—	—	—	—	3,037	757
Impairment of intangible assets and goodwill	—	—	—	—	—	37,905	6,951	—
Impairment of property, plant and equipment	2,000	—	2,245	—	—	153,337	11,918	—
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	499	193	528	406	296	287	(51)	155
Change in fair value of contingent consideration	666	(3,422)	317	18	(24)	(2,892)	(466)	(50)
Realized fair value on inventories sold and other inventory charges	5,314	7,386	10,191	12,528	14,170	13,588	15,901	11,923
Unrealized gain on changes in fair value of biological assets	(7,502)	(6,353)	(15,677)	(24,714)	(14,121)	(8,395)	(21,751)	(9,112)
Share-based compensation (per statement of cash flows)	877	761	2,809	1,852	1,342	1,325	1,208	2,007
Government subsidies, insurance recoveries and other gains	—	(335)	—	—	—	—	(407)	(218)
Legal provisions (recoveries)	—	(310)	—	—	(75)	—	—	—
Share issuance costs and change in fair value of derivative liabilities and other financial assets	(10,633)	(5,904)	(3,415)	(1,030)	(2,433)	(1,322)	413	456
Incremental fair value component on inventories sold from acquisitions	663	700	—	—	—	—	—	—
ERP implementation costs	—	1,410	1,793	1,334	1,377	2,561	2,415	991
Transaction costs	1,148	1,424	(188)	318	27	538	580	590
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	711	(77)	1,600	1,129	3,521	5,578	4,784	1,685
Adjusted EBITDA as Previously Reported	$406	$(725)	$966	$3,306	$2,409	$(6,171)	$(6,080)	$(4,251)
Add/(Deduct): Research and development expenditures, net of depreciation	1,150	1,308	2,266	2,271	3,239	3,257	3,720	4,387
Adjusted EBITDA (Revised)	$1,556	$583	$3,232	$5,577	$5,648	$(2,914)	$(2,360)	$136
Divided by: net revenue	31,836	38,115	45,480	43,321	39,493	32,785	46,040	36,455
Adjusted EBITDA Margin % (Revised) (Non-IFRS Measure)	5%	2%	7%	13%	14%	(9)%	(5)%	—%

The Q2 Fiscal 2022 Adjusted EBITDA was a positive $1.6 million which was a $3.4 million increase from the Q1 Fiscal 2022 and was as a result of increased revenues and reductions to the cost of production. The Q3 Fiscal 2022 Adjusted EBITDA was $1.0 million less than the Q2 Fiscal 2022 as a result of the impact from a delayed international shipment. In Q4 Fiscal 2022, the Company achieved Adjusted EBITDA of $3.2 million due to completion of the international shipment scheduled for Q3 Fiscal 2022 and record-high recreational revenues during the quarter.

Due to the higher adjusted gross margin, resulting from lower cultivation and post-harvest costs, Adjusted EBITDA in Q1 Fiscal 2023 increased to $5.6 million, which was the highest that the Company had reported in the preceding eight quarters. The Company continued its track record of Adjusted EBITDA growth with $5.6 million reported in Q2 Fiscal 2023. During Q3 Fiscal 2023, due to lower international sales, continued price concession in adult-use recreational market, low flower yields that increased the cost of cultivation which lowered the margin on flower sales, and higher SG&A costs, the Company's Adjusted EBITDA decreased to a loss of $2.9 million. In Q4 Fiscal 2023, the Company continued to experience price compression in the adult-use recreational market and had lower international sales which together resulted in a decrease in Adjusted EBITDA to a loss of $2.4 million. In Q1 Fiscal 2024, the Company returned to a positive Adjustive EBITDA position due to higher adjusted gross margin (31%) resulting from lower cultivation and post-harvest costs as well as the positive contribution from Edison Jolt sales.

14 Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    20

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company at the end of Q1 Fiscal 2024 and Q4 Fiscal 2023:

	DECEMBER 31, 2023	SEPTEMBER 30, 2023	% CHANGE
Cash & short-term investments	$41,815	$33,864	23%
Inventories	$68,426	$63,598	8%
Working capital	$122,823	$133,545	(8)%
Total assets	$299,014	$298,455	—%
Total current and long-term debt	$136	$155	(12)%
Non-current financial liabilities(1)	$3,417	$3,630	(6)%
Total shareholders' equity	$257,825	$271,623	(5)%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On December 31, 2023, the Company had unrestricted cash balance of $41,815 compared to $33,864 at September 30, 2023. The increase is primarily a result of a decrease in working capital as at December 31, 2023 compared to September 30, 2023. This increase is partially offset by cash outflow as a result of advance of second tranche of secured convertible loan to Phylos.

Management believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term. In the event that the Company is unable to finance any new acquisitions from cash on hand, or a $124.6 million Follow-on BAT Investment, it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are listed for trading on both the NASDAQ and TSX and there is broad analyst coverage amongst sell-side brokerages. The Company filed a Base Shelf Prospectus and corresponding Form F-10 Registration Statement in September 2023, which will enable the Company to qualify the distribution of up to $500,000,000 of Common Shares, debt securities, subscription receipts, warrants and units during the 25-month period that the Base Shelf Prospectus remains effective. The specific terms of any future offering of securities will be disclosed in a prospectus supplement filed with the applicable Canadian regulatory authorities and the SEC.

In Q1 Fiscal 2024, the Company generated positive Adjusted EBITDA of $0.1 million and positive cash flows from operating activities of $7.7 million. The increase in cash flows from operating activities is partly attributable to a large increase in accounts payable and accrued liabilities, which had been reduced in the prior period in preparation for go-live of the new ERP system. While the Company expects to generate positive Adjusted EBITDA in the future, periods when the Company achieves significant increases to sales may result in an increase in working capital requirements and may negatively impact cash flows from operating activities. In Fiscal 2023, the Company substantially completed its budgeted $29 million cash capex programs at its three facilities. These expenditures related to the completion of the expansion at the Lac-Supérieur Facility and included automation and enhancements investments at the Winnipeg Facility and Moncton Campus. The completion of these expenditures are expected to contribute to the Company's ability to achieve positive FCF.

The following highlights the Company’s cash flows during the three months ended December 31, 2023 and November 30, 2022:

	THREE MONTHS ENDED
	DECEMBER 31, 2023	NOVEMBER 30, 2022
Cash provided (used) by:
Operating activities	$7,687	$3,465
Financing activities	(152)	(200)
Investing activities	416	(1,708)
Cash provided	$7,951	$1,557
Cash position
Beginning of period	33,864	68,515
End of period	$41,815	$70,072
Short-term investments	—	25,158
Cash and short-term investments	$41,815	$95,230

Cash provided by operating activities for the three months ended December 31, 2023 was $7,687, compared to $3,465 for the three months ended November 30, 2022. The increase in cash provided by operating activities is primarily due to an increase in accounts payable and accrued liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    21

Cash used in financing activities for the three months ended December 31, 2023 was $152. In comparison, for the three months ended November 30, 2022, cash used by financing activities was $200. The decrease in the current period was primarily on account of a decrease in net payment of the Company's leases.

Cash provided by investing activities for the three months ended December 31, 2023 was $416 primarily driven by a change in restricted funds of $5,118. This was offset by the purchases of capital assets and other financial assets (second tranche of secured convertible loan to Phylos Biosciences Inc.) of $1,526 and 3,746, respectively. This compares to cash used in investing activities for the three months ended November 30, 2022 of $1,708, primarily driven by the purchase of property, plant and equipment of $8,375, partially offset by proceeds from the net redemption of short-term investments of $5,075.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three months ended December 31, 2023.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

For the three months ended December 31, 2023 and November 30, 2022, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED
	DECEMBER 31, 2023	NOVEMBER 30, 2022
Salaries and consulting fees	$1,571	$1,477
Share-based compensation	937	1,242
Total key management compensation	$2,508	$2,719

During the three months ended December 31, 2023, Nil stock options (November 30, 2022 – 200,000) were granted to key management personnel with an aggregate fair value of $Nil (November 30, 2022 – $631). In addition, during the three months ended December 31, 2023, 1,307,654 RSUs (November 30, 2022 – 285,191), were granted to key management personnel with an aggregate fair value of $2,184 (November 30, 2022 – $1,325). For the three months ended December 31, 2023, 661,932 PSUs (November 30, 2022 – 136,920) were issued to key management personnel with an aggregate fair value of $518 (November 30, 2022 – $305).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three months ended December 31, 2023, under the product development collaboration agreement, BAT incurred $1,106 (November 30, 2022 – $418) of direct expenses and the Company incurred $5,024 (November 30, 2022 – $2,272) of direct expenses and capital expenditures of $94 (November 30, 2022 – $2,690) related to the Centre of Excellence. The Company recorded in the three months ended December 31, 2023, $3,065 (November 30, 2022 – $1,345) of these expenditures within research and development expenses in the condensed consolidated interim statement of operations and comprehensive (loss) income. For the three months ended December 31, 2023, the Company recorded $47 (November 30, 2022 – $117) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

At December 31, 2023, there is a balance receivable from BAT of $2,173 (September 30, 2023 – $167).

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.
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The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $136 (September 30, 2023 – $155), which is its carrying value.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $2 million was based on certain assumptions, including the probability of Phylos meeting required milestones.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares. A sensitivity analysis for change in inputs was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

Derivative Warrant Liabilities
At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Company warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital.

There were no exercises of warrants during the three months ended December 31, 2023 (November 30, 2022 – nil warrants). The warrants expired on November 12, 2023 and as at December 31, 2023 there were no warrants outstanding.

Top-up Rights
On March 10, 2021, through the strategic investment from BAT, the Company issued 14,584,098 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%.

Pursuant to the investor rights agreement between the Company and BAT dated March 10, 2021 (the "IRA"), the Company granted BAT certain top-up rights to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”). The IRA has been superseded by an amended and restated investor rights agreement between the parties dated January 23, 2024.

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at December 31, 2023, the Company revalued the Top-up Rights at an estimated fair value of $306 (September 30, 2023 - $130). The Company recorded an increase in the estimated fair value change of the Top-up Rights for the three months ended December 31, 2023 of $176 (November 30, 2022 - $17).
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The following inputs were used to estimate the fair value of the Top-up Rights at December 31, 2023 and September 30, 2023:

	DECEMBER 31, 2023
	STOCK OPTIONS	PSUs	RSUs
Average exercise price	$1.20 - $45.08	$—	$—
Risk free interest rate	3.17% - 3.78%	3.25%	3.38%
Expected future volatility of common shares	70.00% - 90.00%	90.00%	75.00%
Expected life (years)	1.92 - 4.19	3.54	2.86
Forfeiture rate	10%	25%	5%

	SEPTEMBER 30, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$1.20 - $45.08	$2.50	—	—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of common shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life (years)	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into the Secured Convertible Loan Agreement with Phylos. Under the terms of this agreement, upon the completion of certain milestones the Company had a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recognized a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan. As at September 30, 2023, the Company revalued this commitment at an estimated fair value of $1,743.

During the three months ended December 31, 2023, the Company funded the second tranche of US $2.75 million and a derivative liability of $1,385 was derecognized. As at December 31, 2023, the Company revalued its commitment for the third tranche at an estimated fair value of $742 and recorded an increase in fair value of $384 for the three months ended December 31, 2023. In connection with the advance of the second tranche of the Secured Convertible Loan, the Company engaged an external firm to value the second tranche. The derivative liabilities for the second and third tranche were adjusted to reflect the external valuation.

(ii) Biological Assets
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest.

The changes in the carrying value of biological assets are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2023	$6,945	$10,410	$17,355
Unrealized gain on change in fair value of biological assets	—	9,112	9,112
Production costs capitalized	9,899	—	9,899
Transfer to inventory upon harvest	(10,586)	(12,972)	(23,558)
Carrying amount, December 31, 2023	$6,258	$6,550	$12,808

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 12 of the Interim Financial Statements), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

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ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of December 31, 2023, it is expected that the Company’s biological assets will yield 26,529 kg (September 30, 2023 – 26,917 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	DECEMBER 31, 2023		SEPTEMBER 30, 2023		SENSITIVITY	DECEMBER 31, 2023	SEPTEMBER 30, 2023
Average selling price per gram	$1.20		$1.52		Increase or decrease by 10% per gram	$1,246	$1,690
Expected average yield per plant	170	grams	173	grams	Increase or decrease by 10 grams	$735	$978

During Q1 Fiscal 2024, the Company revised the average selling price per gram assumption used to calculate the fair value of biological assets to incorporate the different grades of flower that are harvested from its biological assets. The net average selling price for flower that meets specifications is $1.56 per gram for flower sold into the recreational market.

The expected average yield per plant at December 31, 2023 and September 30, 2023, primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at December 31, 2023 and February 13, 2024:

	DECEMBER 31, 2023	February 12, 2024
Common shares issued and outstanding	81,161,630	94,097,933
Options	2,788,003	2,784,253
Top-up Rights	1,744,909	1,733,283
Restricted share units	3,075,994	3,032,866
Performance share units	1,171,926	1,171,926
Total fully diluted shares	89,942,462	102,820,261

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company's critical accounting estimates during the three months ended December 31, 2023. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and MD&A as at and for the thirteen months ended September 30, 2023.

Adoption of New Accounting Pronouncements
Amendments to IAS 8: Definition of Accounting Estimates
These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The Company adopted these amendments effective October 1, 2023. Management assessed the Company’s significant accounting estimates under the new definition and concluded that the application of these amendments do not have an impact on the Company's consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively.

The Company adopted these amendments effective October 1, 2023. The application of these amendments have an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences (e.g. leases and decommissioning liabilities). In other words, these amendments clarify that a deferred tax asset and liability must be recognized on the initial recognition of a lease or decommissioning liabilities. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

The Company adopted these amendments effective October 1, 2023. The Company’s previous accounting policy was to not apply the initial recognition exemption (i.e. the Company previously recognized deferred tax assets and liabilities on the Company’s lease liabilities and right-of-use assets, respectively). This previous accounting policy choice is consistent with the amendments to IAS 12 and therefore, the application of these amendments do not have an impact on the Company's consolidated financial statements.

PRODUCT DEVELOPMENT COLLABORATION

Pursuant to the terms of the PDC Agreement between the Company and BAT, $31,109 of BAT's original investment in Organigram was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at December 31, 2023 is $12,775 (September 30, 2023 - $17,893).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive (loss) income. For the three months ended December 31, 2023, $3,065 (November 30, 2022 - $1,345) of expenses have been recorded in the statement of operations and comprehensive (loss) income.

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CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the Defendants; however, it makes allegations with respect to the content of THC and CBD in the Defendants’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of, or reasonably estimate, the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as at December 31, 2023 (November 30, 2022 - nil).

For the three months ended December 31, 2023, payments of $90 (November 30, 2022 – $2,313) were made in connection with provisions.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged KPMG LLP to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s annual consolidated financial statements for the thirteen months ended September 30, 2023, as well as an opinion on the effectiveness of the Company’s ICFR. KPMG LLP, the Company’s independent registered public accounting firm, has audited the Company's consolidated financial statements and has issued an adverse report on the effectiveness of ICFR. KPMG LLP's audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the thirteen months ended September 30, 2023.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of December 31, 2023 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been a change to the Company’s ICFR during the three months ended December 31, 2023 that has materially affected, or is likely to materially affect, the Company’s ICFR. During the three months ended December 31, 2023, the Company substantially progressed its ERP system implementation and successfully completed the second phase of ERP that included the
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implementation of finance and supply chain modules at our Winnipeg and Lac-Superieur facilities. The Company also amalgamated Organigram Inc. with EIC and Laurentian. Post amalgamation, the Company’s three facilities continued to operate as a single corporation under the name "Organigram Inc."

During the three months ended December 31, 2023, the Company announced the departure of Derrick West, Chief Financial Officer, and the appointment of Paolo De Luca as Interim Chief Financial Officer. Subsequent to the end of Q1 2024, the Company appointed Greg Guyatt as Chief Financial Officer effective January 8, 2024.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of September 30, 2023, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of December 31, 2023, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses:

•An ineffective control environment due to the lack of fully trained personnel in financial reporting, accounting and IT with assigned responsibility and accountability related to ICFR.
•An ineffective information process resulting from ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
•As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's ICFR.

STATUS OF REMEDIATION PLAN
Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR. Management remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities remain in progress as at the date of this MD&A and are expected to continue at least throughout the balance of Fiscal 2024. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design or operational effectiveness.

•As of December 31, 2023, the Company continues to work on the design and implementation of robust internal controls over the ERP system, however this represented a change in the control environment in Q4 2023 demonstrating the Company's commitment to remediation.
•We have selected a new HRIS system to be implemented in Fiscal 2024. This system is intended to further streamline internal processes, support employee retention efforts and facilitate remediation activities.
•We have hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. These specialists will enhance our continuing efforts in the remainder of Fiscal 2024 to evaluate significant financial reporting processes to identify any new processes that need to be documented, continue to design controls to assess risks related to financial reporting, and re-evaluate the design and operating effectiveness of key controls within those processes.
•Under the direction of the CIO and the Director of IT, the Company will continue to remediate certain IT general controls.
•We will continue to use senior internal audit specialists and external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans.
•We will continue to work on implementing controls that are intended to evaluate information from organizations providing services to the Company.
•We will continue to streamline our complex spreadsheet models to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets.

Management has discussed the remaining material weaknesses with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions including the ERP system will contribute to the remediation of material weaknesses, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weaknesses, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weaknesses described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weaknesses, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in
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the future. We do not know the specific timeframe needed to fully remediate the remaining material weaknesses identified above. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

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RISK FACTORS
The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s AIF, which is (a) available under the Company’s issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains insurance, guarantees and general security agreements. The maximum exposure to credit risk of cash, restricted funds, other financial assets and accounts receivable and other receivables on the statement of financial position at December 31, 2023 approximates $93,921 (September 30, 2023 - $90,351).

As of December 31, 2023 and September 30, 2023, the Company’s aging of trade receivables was as follows:

	DECEMBER 31, 2023	SEPTEMBER 30, 2023
0-60 days	$20,823	$22,946
61-120 days	5,320	5,845
Gross trade receivables	$26,143	$28,791
Less: Expected credit losses and reserve for product returns and price adjustments	(1,294)	(1,334)
	$24,849	$27,457

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At December 31, 2023, the Company had $41,815 (September 30, 2023 – $33,864) of cash and working capital of $122,823 (September 30, 2023 - $133,545. Further, the Company may potentially access equity capital through the capital markets if required, but this would be subject to prevailing market conditions and there can be no assurance that equity capital will be available on terms acceptable to the Company or at all.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at December 31, 2023:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$35,603	$35,603	$35,603	$—	$—	$—
Long-term debt	136	141	71	70	—	—
Lease obligations	4,362	5,416	1,239	1,426	924	1,827
	$40,101	$41,160	$36,913	$1,496	$924	$1,827

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $987 of capital expenditures, mostly related to its Moncton Campus and Lac-Supérieur Facility.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

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(iv) Concentration Risk
The Company’s accounts receivable are primarily due from provincial government agencies (4 of which, individually, represented more than 10% of the Company’s revenues during the three months ended December 31, 2023), corporations (four of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(v) Risks related to the production and sale of the Edison Jolts lozenges and Certain Minor Cannabinoid Products
There is no assurance that Health Canada’s final redetermination of the classification of the Edison Jolts lozenge products will align with the Company's position that the products are an “extract” rather than an “edible” under the Cannabis Regulations, or that the Company will be able to continue commercializing this type of product in the future. In December 2023, Health Canada published a guidance document on "intoxicating" cannabinoids, recommending that the potency caps on THC under the Cannabis Regulations be applied equally to those cannabinoids, including CBN and THCV (as defined herein). If the guidance becomes legally enforceable, it would be expected to have an impact on the Company's current product offerings that contain higher potencies of the impacted cannabinoids.

(vi) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data.

(vii) Risks related to international sales
The Company currently sells its products in a number of jurisdictions and the sale of the products are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. There is no assurance that the Company will continue to meet the legal and regulatory requirements applicable to each jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to sell its products in certain jurisdictions.

(viii) Israel-Hamas war and conditions in Israel
On October 7, 2023, a war began between the terrorist organization Hamas and Israel. The Company continues to monitor the conflict in Israel and its potential impacts on the Company’s business in Israel, including in respect of its sales to Canndoc and collection of its accounts receivable. The extent to which the conflict may continue to impact the Company’s business and activities will depend on future developments which remain highly uncertain and cannot be predicted.

The Company’s commercial insurance may not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained or that it will sufficiently cover potential damages incurred by the Company. Any losses or damages incurred by the Company could have a material adverse effect on its business.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on the Company’s business and results of operations.

The Company last shipped products to Israel in the second quarter of Fiscal 2023. Future shipments to Israel are contingent on, among other factors, customer buying patterns, receipt of applicable import and export permits, and contractual matters. Although the Company believes it is in compliance with international trade law related to its shipments to Israel, the outcome of the Israeli anti-dumping investigation may result in risks to future shipments to Israel including potential import duties being imposed on Canadian exports.

(ix) Risks relating to IT systems and implementing the new ERP system
The Company’s business operations are managed through a variety of IT systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company
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were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has completed the implementation of a new ERP system, which replaced its existing financial and operating systems. The design and implementation of the ERP system requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the transformation of the Company’s organizational structure and financial and operating processes.

(x) Epidemics and Pandemics
There is ongoing uncertainty regarding the occurrence of any new pandemic or epidemic related global spread. The extent to which any pandemic or epidemic may impact the Company’s business, including its operations, market for its securities and its financial condition, will depend on future developments which are highly uncertain and cannot be predicted at this time. The Company will continue to monitor and assess the impact of any pandemic or epidemic on its judgments, estimates, accounting policies and amounts recognized in the Financial Statements.

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